UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31206 / August 12, 2014

_____

In the Matter of   :
                                                                      :
STELLUS CAPITAL INVESTMENT CORPORATION   :
STELLUS CAPITAL SBIC LP   :
STELLUS CAPITAL SBIC GP, LLC   :
STELLUS CAPITAL MANAGEMENT, LLC   :
                                                                      :
4400 Post Oak Parkway   :
Suite 2200   :
Houston, Texas 77027   :
                                                                      :
(812-14249)   :
                                                                      :
_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

Stellus Capital Investment Corporation ("Company"), Stellus Capital SBIC LP, Stellus Capital SBIC GP, LLC, and Stellus Capital Management, LLC filed an application on December 12, 2013 and amendments to the application on April 2, 2014 and July 9, 2014, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 18(a) and 61(a) of the Act. The order would permit the Company to adhere to a modified asset coverage requirement.

On July 17, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31160). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from sections 18(a) and 61(a), requested by Stellus Capital Investment Corporation, et al. (File No. 812-14249), is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary